BONTAN CORPORATION INC.
47 AVENUE RD. SUITE 200
TORONTO, ON M5R 2G3

U.S SECURITIES AND EXCHANGE COMMISSION
 6-K FILING

NEWS RELEASE

NEWS RELEASE

ISRAEL PETROLEUM COMMISSIONER GRANTS EXTENSION FOR MYRA AND SARAH OFFSHORE OIL AND GAS LICENSES

Toronto, Ontario, May 19, 2010 – Bontan Corporation Inc. (OTCBB: BNTNF, FSE:BZ3) (”The Company”, “Bontan”) is pleased to announce that the Israeli Ministry of  National Infrastructure confirms in their letter dated May 16, 2010 that the two offshore licenses; the  “347/Myra” and the “348/ Sarah”  in which Bontan holds an indirect 11% net working interest are fully valid. In addition, the Ministry approved changes in the work program as submitted by our project partners Emanuelle Energy Ltd. and IDB-DT Energy (2010).

The work program (to be submitted in agreed stages over the next 10 months) will begin with the delivery, completion and interpretation of the 3D seismic data by mid July 2010.

The Company is also pleased to announce that its Prospective Resource Evaluation Report prepared in accordance with National Instrument 51-101, Section 5.9 standards for review and assessment of prospective resources has been updated as of May 1, 2010 by Chapman Petroleum Engineering Ltd, an independent Calgary based consulting firm (http://www.chapeng.ab.ca/). According to this report, given below is an extract from the report relating to the before and after risk values of the evaluated prospects using forecast prices and costs:

Company Net Value, Thousands of US Dollars
	Before Risk Combined Prospects (2)	After Risk Combined Prospects (2)
Undiscounted	2,724,476	807,494
Discounted @ 5%/year	1,400,497	409,533
Discounted @ 10%/year	765,264	219,700

Kam Shah, CEO of Bontan commented, “We are very pleased with the MNI’s decision with respect to the Sarah and Myra licenses, which was the result of hard work by our partners, Emanuelle and IDB-DT and our advisors. We are confident in meeting all the requirements of the work program and look forward to the future development of the two licenses with excitement.”

About the Project Area

The Offshore Israel Project comprises two Licenses – Sarah and Myra – covering approximately 310 square miles and is located in the Levantine Basin near the recent  6.3 TCF Tamar 1, Tamar 2, and the Dalit natural gas discoveries by Noble Energy Inc.

The right to the licenses is held by a group comprising Bontan’s majority-owned subsidiary, Israel Petroleum Company, Limited (“IPC”), Tel Aviv-based Emanuelle Energy Ltd. (“Emanuelle”) and IDB-DT Energy (2010) Ltd. (“IDB-DT”) Under an Agreement entered into on March 24, 2010.

The right to the licenses is currently listed in PetroMed’s name on the registry maintained by the Israel Ministry of National Infrastructures (“MNI”). PetroMed is now effectively controlled by one of the group members and has given unconditional release to the group for transfer of its rights. Conditioned on the MNI’s transfer approval, IPC, Emanuelle and IDB-DT will receive respective working interests on the Registry of 14.325%, 54.025% and 27.15% in the PetroMed’s Share of the Licenses.

About Bontan Corporation Inc.:

Bontan Corporation Inc. is an oil and gas exploration company that operates and invests in exploration prospects.  Through its subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan seeks to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information please contact John Robinson at (416) 860-0211, or refer to our website www.bontanoilandgas.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Bontan’s current views and assumptions about future events and financial performance.  Bontan cannot assure that future events or performance will occur.  Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements, including:  the effect of economic and political developments in Israel;  the discretion of the MNI to cancel, extend the time for compliance with or otherwise waive requirements of, the Licenses or to reinstate the Permit;  the discretion of the MNI to officially transfer the Licenses on the Registry to IPC and our other partners; the reliance on Emanuelle, IDB-DT and IPC, as well as third-party consultants and contractors, to develop the Project;  the ability of Bontan and IPC to raise sufficient capital and demonstrate adequate financial capability to the MNI, and the associated dilution to current investors’ interests associated with the issuance of additional debt and equity securities;  the risk that the Data may show or suggest, or that the License sites ultimately may contain no, or limited amounts of, hydrocarbons;  the volatility in commodity prices for crude oil and natural gas;  the presence or recoverability of estimated reserves;  the potential unreliability or other effects of geological and geophysical analysis and interpretation;  exploration and development, drilling and operating risks;  competition for development of the Project;  environmental risks;  government regulation or other action;  potential disruption from terrorist activities or warfare in the region or at the Project site;  general economic conditions;  and other risks we identify from time to time in our filings with the U.S. Securities and Exchange Commission and securities regulators in Canada.  Bontan assumes no obligation and expressly disclaims any duty to update the information in this Press Release.